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Pamela M. Krill
Associate General Counsel
Office of General Counsel
Phone:  608/231-8365
Fax:    608/236-8365
E-mail: pam.krill@cunamutual.com



                                November 30, 2007





VIA EDGAR

Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
Washington, DC  20549

         Re:      Ultra Series Fund; File Nos. 811-04815 and 002-87775


Dear Ms. White:

         On November 29, 2007, you provided comments by telephone to Michael Pawluk of Sutherland Asbill & Brennan LLP regarding the preliminary proxy materials filed for Ultra Series Fund (the "Trust") filed on November 21, 2007. Set forth below are your comments, followed by the Trust's responses to your comments.

         On behalf of the Trust, attached for filing with the Securities and Exchange Commission ("SEC") is a definitive proxy statement for the Trust, which incorporates the responses to your comments.

         COMMENT:

         In the future, with all filings, please include a cover letter.

         RESPONSE:

         On behalf of the Trust, I apologize that a cover letter was inadvertently omitted from the preliminary proxy materials filing. All future filings for the Trust will be accompanied by a cover letter.

         COMMENT:

         If necessary, please update the disclosure in the proxy statement to reflect the actual events of the November 29, 2007 meeting of the Trust's board of trustees.


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Alison White
November 30, 2007
Page 2


         RESPONSE:

         Disclosure has been added to the proxy statement to reflect the discussion and conclusions reached by the board of trustees of the Trust at the November 29, 2007 meeting.

         COMMENT:

         Please add to the proxy statement the name and address of the principal underwriter and administrator of the Trust.

         RESPONSE:

         The name and address of the Trust's principal underwriter have been added to the proxy statement. The Trust does not have an administrator.

         COMMENT:

         Pursuant to Item 22(a)(3)(iv) of Schedule 14A, please add the fee table and example.

         RESPONSE:

         A fee table and an example, showing the current and pro-forma fees, have been added to the proxy statement.

         COMMENT:

         Pursuant to Item 22(c)(9) of Schedule 14A, please disclose the fees paid to the adviser under the old agreement last year and what would have been paid under the new agreement during the same time period.

         RESPONSE:

         This disclosure cannot be added to the proxy statement because the Small Cap Growth Fund and Small Cap Value Fund did not begin operations until May 1, 2007.

         COMMENT:

         Pursuant to Item 22(c)(10) of Schedule 14A, please disclose the advisory fees paid by any similar funds.

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Alison White
November 30, 2007
Page 3


         RESPONSE:

         This disclosure has been added to the proxy statement.

TRUST'S REPRESENTATIONS

In connection with the submission of the above-referenced definitive proxy statement (the "Filing"), the Trust hereby acknowledges that:

         - the Trust is responsible for the adequacy and accuracy of the disclosure in the Filing;

         - SEC staff comments or changes to disclosure in response to SEC staff comments in the Filing do not foreclose the SEC from taking any action with respect to the Filing; and

         - the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                     * * *

         We very much appreciate your attention to this matter, and we hope the foregoing is responsive to your comments. Please do not hesitate to call me at 608-231-8365 if you have any questions.



                                            Sincerely

                                            /s/ Pamela M. Krill

                                            Pamela M. Krill
                                            Associate General Counsel